SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Replimune Group, Inc.

(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 76029N106
(CUSIP Number) September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  76029N106

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,045,336
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 11,045,336
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,045,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 68,321,396 shares of Common Stock (“Common Stock”) of Replimune Group, Inc. (the “Issuer”) outstanding as of August 5, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2024.

 CUSIP No.  76029N106

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,045,336
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 11,045,336
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,045,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 68,321,396 shares of Common Stock of the Issuer outstanding as of August 5, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No.  76029N106

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,045,336
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 11,045,336
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,045,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 68,321,396 shares of Common Stock of the Issuer outstanding as of August 5, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024.

CUSIP No.  76029N106

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,045,336
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 11,045,336
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,045,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.2% (1)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 68,321,396 shares of Common Stock of the Issuer outstanding as of August 5, 2024, as reported in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024.

Amendment No. 2 to Schedule 13G

This Amendment No. 2 to Schedule 13G amends the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 1(a)	Name of Issuer:

Replimune Group, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

500 Unicorn Park Drive, Suite 303

Woburn, MA 01801

Item 2(a)	Name of Person Filing:

This Amendment No. 2 is being filed jointly by the Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number:

76029N106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a) ☐   Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐   Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐   Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐   Investment company registered under section 8 of the Investment Company Act of 1940.

(e) ☒  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☒  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j) ☐   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 2 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”), which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon the exercise of the Prefunded Warrants (as defined below), subject to the limitations on exercise described below.

The information set forth below is based upon 68,321,396 shares of Common Stock outstanding as of August 5, 2024, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Name	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	929,241	1.4%
Baker Brothers Life Sciences, L.P.	10,116,095	14.8%
Total	11,045,336	16.2%

The Funds hold warrants issued in 2020 and 2022 to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per share with no expiration date (the “$0.0001 Prefunded Warrants”). The $0.0001 Prefunded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock (the “$0.0001 Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.0001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the $0.0001 Maximum Percentage, the Funds cannot presently exercise any shares of $0.0001 Prefunded Warrants.

The Funds hold warrants issued in 2024 to purchase shares of Common Stock that are exercisable at any time on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per share with no expiration date (the “$0.001 Prefunded Warrants” and together with the $0.0001 Prefunded Warrants, the “Prefunded Warrants”). The $0.001 Prefunded Warrants are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock (the “$0.001 Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the $0.001 Maximum Percentage applicable to that Fund to any other percentage not in excess of 9.99%. Any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to the $0.001 Maximum Percentage, the Funds cannot presently exercise any shares of $0.001 Prefunded Warrants.

As a result of these restrictions, the number of shares of Common Stock that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the outstanding Common Stock.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.        N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The information in Item 4 is incorporated herein by reference.

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2024

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker